August 12, 2008

Scott A. Estes
Senior Vice President and Chief Financial Officer
Health Care REIT, Inc.
One SeaGate
Suite 1500
Toledo, Ohio, 43604

Re:     Health Care REIT, Inc
        File No. 001-08923
        Form 10-K for Fiscal Year Ended
        December 31, 2007

Dear Mr. Estes:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,


                                        Kevin Woody
                                        Accounting Branch Chief